UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

(Rule 13d-101)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT

TO RULE 13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO

RULE 13d-2(a)

W&T Offshore, Inc.

(Name of Issuer)

COMMON STOCK, PAR VALUE $.00001 PER SHARE

(Title of Class of Securities)

(CUSIP Number)

Tracy W. Krohn

Eight Greenway Plaza, Suite 1330

Houston, Texas 77046

(713) 826-8525

(Name, Address and Telephone Number of Person

Authorized to Receive Notices and Communications)

Copy to:

Virginia Boulet, Esq. Adams and Reese LLP 4500 One Shell Square New Orleans, Louisiana 70139 (504) 581-3234

January 27, 2005

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box.     ☐

Note. Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

(Continued on following pages)

13D

CUSIP No.     92922P106

1.	Names of Reporting Person. I.R.S. Identification Nos. of above person (entities only). Tracy W. Krohn
2.	Check the Appropriate Box if a Member of a Group	(a) ☐ (b) ☒
3.	SEC Use Only
4.	Source of Funds PF
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)	☐
6.	Citizenship or Place of Organization United States

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7. Sole Voting Power 52,400,361* 8. Shared Voting Power 0 9. Sole Dispositive Power 43,397,378 10. Shared Dispositive Power 0

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 52,400,361*
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares	☐
13.	Percent of Class Represented by Amount in Row (11) 79.5%
14.	Type of Reporting Person IN

*Includes (i) 7,087,271 shares owned of record by Ann K. Freel and which Reporting Person has the sole right to vote pursuant to the Stockholders’ Agreement attached hereto as Exhibit A and (ii) 1,915,712 shares owned of record by W&T Offshore, Inc. employees and which Reporting Person has the sole right to vote pursuant to Grant Letters, a form of which is attached hereto as Exhibit B.

ITEM 1. Security and Issuer.

This statement on Schedule 13D relates to the common stock, par value $0.00001 per share (the “Common Stock”), of W&T Offshore, Inc (the “Company”). The principal executive offices of the Company are located at Eight Greenway Plaza, Suite 1330, Houston, Texas 77046.

ITEM 2. Identity and Background

(a) This Schedule 13D is being filed by Tracy W. Krohn.

(b) The business address of Mr. Krohn is Eight Greenway Plaza, Suite 1330, Houston, Texas 77046.

(c) Mr. Krohn is Founder, Chairman of the Board, President, Treasurer and Chief Executive Officer of the Company.

(d) & (e) Mr. Krohn has not, during the last five years, been (i) convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or (ii) a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws on finding any violation with respect to such laws.

(f) United States

ITEM 3. Source and Amount of Funds or Other Considerations

Mr. Krohn is one of the founders of the Company and originally purchased his interest with personal assets of $10,000 in 1983.

ITEM 4. Purpose of Transaction

Mr. Krohn acquired the securities herein reported for investment purposes. Depending on market conditions, general economic conditions and other factors Mr. Krohn may deem significant to his investment decisions and subject to the Underwriting Agreement discussed below, Mr. Krohn may purchase shares of Common Stock in the open market or in private transactions or may dispose of all or a portion of the shares of Common Stock or other securities of the Company that he may acquire. Mr. Krohn does not have any present plans or proposals which relate to or would result in (a) the acquisition by any person of additional securities of the Company or the disposition of securities of the Company; (b) an extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving the Company; (c) a sale or transfer of a material amount of assets of the Company; (d) any material change in the present capitalization or dividend policy of the Company; (e) any other material change to the Company’s business or corporate structure; (f) changes in the Company’s charter or bylaws or other actions which may impede the acquisition of control of the Company by any person; (g) the Common Stock or any other class of securities of the Company to be de-listed from the New York Stock Exchange; (h) the Common Stock or any other class of equity securities of the Company becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Securities Exchange Act of 1934, as amended; or (i) any action similar to any of those enumerated above.

Mr. Krohn plans to use his voting power to fill vacancies on the Board of Directors, in conformance with NYSE regulations applicable to controlled companies. Mr. Krohn has no present plans to remove any of the current directors.

Additionally, Mr. Krohn is bound to the various provisions of the Underwriting Agreement dated January 27, 2005 filed as Exhibit C to this Schedule 13D. As such, Mr. Krohn is subject to the restrictions and lock-out provisions contained therein. The terms of the Underwriting Agreement provide that Mr. Krohn may not directly or indirectly offer, sell, pledge or otherwise dispose of any shares of Common Stock or any securities convertible into or exchangeable for Common Stock without the prior written consent of Lehman Brothers, Inc. on behalf of the underwriters for a period of 180 days from the date of the Underwriting Agreement.

ITEM 5. Interest in Securities of the Issuer

(a) There were 65,969224 shares of Common Stock outstanding as of January 27, 2005.

As of January 27, 2005, the Reporting Person may be deemed to have beneficially owned an aggregate of 52,400,361 shares of Common Stock, representing, in the aggregate, approximately 79.5% of the outstanding shares of Common Stock. This number includes (i) 7,087,271 shares owned of record by Ann K. Freel and which Reporting Person has the sole right to vote pursuant to the Stockholders’ Agreement, attached hereto as Exhibit A and (ii) 1,915,712 shares owned of record by Company employees and which Reporting Person has the sole right to vote pursuant to Grant Letters, a form of which is attached hereto as Exhibit B.

(b) As of January 27, 2005, the Reporting Person had the sole power to vote or to direct the voting of 52,400,361 shares of Common Stock that he may be deemed to beneficially own as indicated above.

Mr. Krohn has the sole power to dispose or to direct the disposition of 43,397,378 shares of Common Stock that he may be deemed to beneficially own as indicated above. Mr. Krohn does not have the sole or shared power to dispose or to direct the disposition of (i) 7,087,271 shares owned of record by Ann K. Freel as indicated above, and (ii) 1,915,712 shares owned of record by Company employees as indicated above.

(c) In the past 60 days, no transactions in the shares of Common Stock were effected by the Reporting Person. The Reporting Person has entered into an Underwriting Agreement (a copy of which is attached hereto as Exhibit C) pursuant to which he has agreed to sell 2,645,371 shares of Common Stock to the underwriters named therein on February 2, 2005 at a price per share of $17.765. He has also granted the underwriters an option, exercisable on or before February 26, 2005, to purchase up to an additional 396,804 shares of Common Stock for $17.765 per share.

(d) Not applicable.

(e) Not applicable.

ITEM 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

Other than the Underwriting Agreement attached hereto as Exhibit C and described in Item 4 above, the Stockholders’ Agreement attached hereto as Exhibit A and described in Item 5 above, and the Grant Letters, a form of which is attached hereto as Exhibit B and described in Item 5 above, there are no contracts, arrangements, understandings or relationships (legal or otherwise) between the Reporting Person and any person with respect to any securities of the Company, including, but not limited to, transfer or voting of any of such securities, finder’s fees, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, division of profits or loss, or the giving or withholding of proxies.

ITEM 7. Material to be Filed as Exhibits

Exhibit A	Stockholders’ Agreement dated as of December 2, 2002

Exhibit B	Form of Grant Letter

Exhibit C	Underwriting Agreement dated as of January 27, 2005

Exhibit D	Power of Attorney in favor of Price W. Wilson previously filed as exhibit 24.1 to a Form 3 filed on behalf of Tracy Krohn dated January 27, 2005 and incorporated herein by reference.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Statement is true, complete and correct.

Date: February 10, 2005

By:	/s/ Price W. Wilson
Price W. Wilson, as Attorney for Tracy W. Krohn

The original statement shall be signed by each person on whose behalf the statement is filed or his authorized representative. If the statement is signed on behalf of a person by his authorized representative (other than an executive officer or general partner of the filing person), evidence of the representative’s authority to sign on behalf of such person shall be filed with the statement: provided, however, that a power of attorney for this purpose which is already on file with the Commission may be incorporated by reference. The name and any title of each person who signs the statement shall be typed or printed beneath his signature.

Attention: Intentional misstatements or omissions of fact constitute Federal criminal violations (see 18 U.S.C. 1001)